                                                                   EXHIBIT 99.41

[TRIZEC CANADA LOGO]                                                NEWS RELEASE

For Immediate Release

CONTACT:
Robert B. Wickham
Senior Vice President
& Chief Financial Officer
(416) 361-7200
(877) 239-7200

                   TRIZEC CANADA REPORTS YEAR-END 2003 RESULTS
                           All amounts in U.S. dollars

TORONTO, FEBRUARY 16, 2004 -- Trizec Canada Inc. (TSX:TZC) today reported 2003 financial and operating results. The Company reported net income for the year ended December 31, 2003 of US$137.8 million or US$2.30 per share, compared to a loss of US$106.1 million or US$1.16 per share for the same period last year. For the fourth quarter of 2003, the Company recorded net income of US$51.8 million, compared to a loss of US$15.3 million for the same period in 2002. Net income per share for the quarter was US$0.86, compared to a net loss per share of US$0.26 for the same period a year earlier. Financial information for Trizec Canada is attached.

      Trizec Canada's net income for the fourth quarter and year ended December 31, 2003 reflect its 39.7% interest in the net income of Trizec Properties, Inc. (NYSE:TRZ). The increase in Trizec Canada's net income for the year ended December 31, 2003 over 2002 is primarily attributable to gains recognized on the sale of properties during the year. In addition, results for 2002 reflected the impact of one-time costs related to the Plan of Arrangement, which became effective May 8, 2002 and Trizec Canada's interest in the provision for losses on properties and on investments.

      During 2003, Trizec Canada substantially completed the sale of its non-U.S. assets as contemplated in the Plan of Arrangement. During the year the Company sold or monetized its interest in TriGranit, TriStannifer and, most recently, CN Tower. These transactions generated net proceeds of US$172 million and a gain on sale of US$53 million. As a result, Trizec Canada held cash of US$122 million and a receivable relating to CN Tower of US$39 million at December 31, 2003.

      For 2003, consistent with the objectives of the Arrangement, Trizec Canada paid the same quarterly dividend of US$0.20 per share to its shareholders as Trizec Properties paid per share of its common stock.

      Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC and is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc., a real estate investment trust (REIT), one of North America's largest owners of commercial office properties. Trizec Properties' trades on the New York Stock Exchange under the

                                     1 of 8
symbol TRZ. Trizec Properties fourth quarter results were issued on February 12, 2004, and may be accessed directly on its web site at www.trz.com. For more information, visit Trizec Canada's web site at www.trizeccanada.com.

This Press Release contains forward-looking statements relating to Trizec Canada's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada's principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated May 30, 2003.

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                              [TRIZEC CANADA LOGO]

The following information presents the financial position and results of operations of Trizec Canada on a basis that highlights the impact of the Plan of Arrangement and isolates the financial position and operating results of Trizec Properties under Canadian generally accepted accounting principles.

Trizec Properties prepares its consolidated financial statements in accordance with United States generally accepted accounting principles. With respect to Trizec Canada's accounting for Trizec Properties, the major difference between Canadian and United States GAAP is that Trizec Canada under Canadian GAAP uses the proportionate consolidation method of accounting for joint ventures rather than the cost, equity or full consolidation methods.

                           CONSOLIDATED BALANCE SHEETS
                     (in millions of United States dollars)

                                                     DECEMBER 31, 2003
                                            --------------------------------   DECEMBER 31
                                              TRIZEC     TRIZEC                   2002
               US$ MILLIONS                 PROPERTIES   CANADA      TOTAL        TOTAL
                                            ----------   -------   ---------   -----------
ASSETS

Properties                                  $  4,779.6        -      4,779.6      5,667.2
Cash and short-term investments                  226.6    121.7        348.3        242.7
Investments                                          -    329.9        329.9        328.0
Other assets                                     360.1     56.1        416.1        384.5
Future income taxes                                  -     94.9         94.9         53.5
                                            ----------    -----    ---------      -------

                                            $  5,366.3    602.5      5,968.8      6,675.9
                                            ==========    =====    =========      =======
LIABILITIES

Long-term debt                              $  3,092.7        -      3,092.7      3,924.2
Exchangeable debentures
   Carrying amount                                   -    688.1        688.1        466.9
   Deferred amount                                   -    202.8        202.8        424.0
Accounts payable and accrued liabilities         317.2     68.0        385.2        468.5
                                            ----------    -----    ---------      -------

                                            $  3,409.9    958.9      4,368.8      5,283.6
                                            ==========    =====
NON-CONTROLLING INTERESTS                                            1,170.5      1,101.4

SHAREHOLDERS' EQUITY                                                   429.5        290.9
                                                                   ---------      -------

                                                                   $ 5,968.8      6,675.9
                                                                   =========      =======

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                              [TRIZEC CANADA LOGO]

                        CONSOLIDATED STATEMENTS OF INCOME
                     (in millions of United States dollars)

                                            3 MONTHS ENDED DECEMBER 31, 2003  3 MONTHS ENDED DECEMBER 31, 2002
                                            --------------------------------  --------------------------------
                                              TRIZEC    TRIZEC                  TRIZEC    TRIZEC
(US $ MILLIONS, EXCEPT PER SHARE AMOUNTS)   PROPERTIES  CANADA     TOTAL      PROPERTIES  CANADA      TOTAL
------------------------------------------  ----------  -------  -----------  ----------  -------  -----------
RENTAL OPERATIONS

  Rental revenue                            $    247.8    7.1          254.9       255.5   18.5          274.0
  Operating costs                               (128.7)  (5.8)        (134.5)     (128.0) (12.2)        (140.2)
                                            ----------   ----    -----------      ------  -----    -----------
RENTAL INCOME                                    119.1    1.3          120.4       127.5    6.3          133.8

  General and administrative
    expense                                      (11.1)  (1.7)         (12.8)      (12.8)  (1.7)         (14.5)
  Interest expense, net                          (45.6)   1.9          (43.7)      (52.2)  (1.6)         (53.8)
                                            ----------   ----    -----------      ------  -----    -----------
REAL ESTATE OPERATING INCOME BEFORE THE
  FOLLOWING ITEMS                                 62.4    1.5           63.9        62.5    3.0           65.5

  Depreciation expense                           (49.2)  (0.6)         (49.8)      (50.8)  (0.4)         (51.2)
  Exchangeable debentures
     interest expense, net                           -   (1.4)          (1.4)          -   (1.5)          (1.5)
  Gain on sale of properties, net                    -    1.4            1.4        11.5   11.5           23.0
  Provision for losses on properties                 -      -              -       (29.3)     -          (29.3)
  Gain (losses) on investments                    (0.2)     -           (0.2)      (12.5)     -          (12.5)
  Gain on lawsuit settlement                         -      -              -           -      -              -
  Recovery on insurance claim                     (0.8)     -           (0.8)        0.3      -            0.3
  Foreign exchange gains (losses)                    -      -              -           -   (8.7)          (8.7)
  Gain (loss) on early retirement of debt,
    net                                           (1.1)     -           (1.1)          -      -              -
  Reorganization costs                               -      -              -         3.3      -            3.3
                                            ----------   ----    -----------      ------  -----    -----------
INCOME (LOSS) BEFORE TAXES AND
  NON-CONTROLLING INTERESTS                       11.1    0.9           12.0       (15.0)   3.9          (11.1)

  Income and other corporate
    taxes                                         34.3   27.3           61.6        (0.8) (13.0)         (13.8)
                                            ----------   ----    -----------      ------  -----    -----------
INCOME (LOSS) BEFORE NON-CONTROLLING
  INTERESTS                                       45.4   28.2           73.6       (15.8)  (9.1)         (24.9)

  Non-controlling interests                      (33.3)     -          (33.3)        9.2      -            9.2
                                            ----------   ----    -----------      ------  -----    -----------
INCOME (LOSS) FROM CONTINUING OPERATIONS
                                                  12.1   28.2           40.3        (6.6)  (9.1)         (15.7)
DISCONTINUED OPERATIONS                           13.0   (1.5)          11.5         0.5   (0.1)           0.4
                                            ----------   ----    -----------      ------  -----    -----------

NET INCOME (LOSS)                           $     25.1   26.7           51.8        (6.1)  (9.2)         (15.3)
                                            ==========   ====    ===========      ======  =====    ===========
NET INCOME (LOSS) PER SHARE
   Basic and Diluted
     Continuing operations                                       $      0.67                       $     (0.26)
                                                                 ===========                       ===========
     Discontinued operations                                     $      0.19                       $         -
                                                                 ===========                       ===========
     Net income (loss)                                           $      0.86                       $     (0.26)
                                                                 ===========                       ===========

                                     4 of 8

                              [TRIZEC CANADA LOGO]

                        CONSOLIDATED STATEMENTS OF INCOME
                     (in millions of United States dollars)

                                             YEAR ENDED DECEMBER 31, 2003    YEAR ENDED DECEMBER 31, 2002
                                           ------------------------------  ------------------------------
                                             TRIZEC    TRIZEC                TRIZEC    TRIZEC
(US $ MILLIONS, EXCEPT PER SHARE AMOUNTS)  PROPERTIES  CANADA     TOTAL    PROPERTIES  CANADA     TOTAL
-----------------------------------------  ----------  -------  ---------  ----------  -------  ---------
RENTAL OPERATIONS
  Rental revenue                           $    975.2    34.7     1,009.9   1,007.3      66.1     1,073.4
  Operating costs                              (468.3)  (26.9)     (495.2)   (461.6)    (39.2)     (500.8)
                                           ----------   -----   ---------   -------     -----   ---------
RENTAL INCOME                                   506.9     7.8       514.7     545.7      26.9       572.6

  General and administrative
    expense                                     (40.4)   (6.9)      (47.3)    (48.2)    (11.5)      (59.7)
  Interest expense, net                        (189.1)    2.2      (186.9)   (201.1)     22.9      (224.0)
                                           ----------   -----   ---------   -------     -----   ---------
REAL ESTATE OPERATING INCOME BEFORE THE
  FOLLOWING ITEMS                               277.4     3.1       280.5     296.4      (7.5)      288.9

  Depreciation expense                         (189.5)   (1.9)     (191.4)   (185.8)     (1.5)     (187.3)
  Exchangeable debentures
     interest expense, net                          -   (12.4)      (12.4)        -     (12.5)      (12.5)
  Gain on sale of properties, net                40.4    53.4        93.8      18.8      26.2        45.0
  Provision for losses on properties            (13.9)      -       (13.9)   (210.7)        -      (210.7)
  Gain (losses) on investments                  (15.5)    0.2       (15.3)    (60.8)        -       (60.8)
  Gain on lawsuit settlement                     26.7       -        26.7         -         -           -
  Recovery on insurance claim                     6.7       -         6.7       3.5         -         3.5
  Foreign exchange gains (losses)                   -     4.9         4.9         -      (8.2)       (8.2)
  Gain on early retirement of debt, net           5.0       -         5.0         -     (17.5)      (17.5)
  Reorganization costs                              -       -           -       1.3     (51.4)      (50.1)
                                           ----------   -----   ---------   -------     -----   ---------
INCOME (LOSS) BEFORE TAXES AND
  NON-CONTROLLING INTERESTS                     137.3    47.3       184.6    (137.3)    (72.4)     (209.7)

  Income and other corporate
    taxes                                        43.0    17.1        60.1      (4.9)      8.5         3.6
                                           ----------   -----   ---------   -------     -----   ---------
INCOME (LOSS) BEFORE NON-CONTROLLING
  INTERESTS                                     180.3    64.4       244.7    (142.2)    (63.9)     (206.1)
  Non-controlling interests                    (119.1)      -      (119.1)    113.3         -       113.3
                                           ----------   -----   ---------   -------     -----   ---------

INCOME (LOSS) FROM CONTINUING OPERATIONS         61.2    64.4       125.6     (28.9)    (63.9)      (92.8)
DISCONTINUED OPERATIONS                          13.6    (1.4)       12.2     (14.7)      1.4       (13.3)
                                           ----------   -----   ---------   -------     -----   ---------

NET INCOME (LOSS)                          $     74.8    63.0       137.8     (43.6)    (62.5)     (106.1)
                                           ==========   =====   =========   =======     =====   =========
NET INCOME (LOSS) PER SHARE
   Basic and Diluted
     Continuing operations                                      $    2.10                       $   (1.02)
                                                                =========                       =========
     Discontinued operations                                    $    0.20                       $   (0.14)
                                                                =========                       =========
     Net income (loss)                                          $    2.30                       $   (1.16)
                                                                =========                       =========

                                     5 of 8
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                              [TRIZEC CANADA LOGO]

                              SEGMENTED INFORMATION
                     (in millions of United States dollars)

The following presents information by reportable segment for the three months ended December 31, 2003 and 2002.

                                        TRIZEC PROPERTIES                         TRIZEC CANADA
                                       ------------------  ------------------------------------------------------
                                         UNITED STATES           EUROPE         CANADA AND OTHER   GLOBAL SWITCH         TOTAL
          (US $ MILLIONS)              ------------------  -----------------  -------------------  --------------  ----------------
   FOR THE 3 MONTHS ENDED DEC. 31        2003     2002       2003     2002      2003      2002      2003    2002     2003     2002
------------------------------------   -------- ---------  -------- --------  -------- ----------  ------  ------  -------   ------
RENTAL OPERATIONS
   Revenue                             $  247.8   255.5        -      7.4       7.1      11.1         -       -      254.9    274.0
   Operating costs                       (128.7) (128.0)    (0.4)    (2.3)     (5.4)     (9.9)        -       -     (134.5)  (140.2)
                                       --------  ------     ----     ----      ----      ----       ---     ---    -------   ------
RENTAL INCOME                          $  119.1   127.5     (0.4)     5.1       1.7       1.2         -       -      120.4    133.8
                                       ========  ======     ====     ====      ====      ====       ===     ===
   General and administrative
   expense                                                                                                           (12.8)   (14.5)
   Interest expense, net                                                                                             (43.7)   (53.8)
                                                                                                                   -------   ------
      REAL ESTATE OPERATING INCOME                                                                                 $  63.9     65.5
                                                                                                                   =======   ======
GAIN ON SALE OF PROPERTIES, NET        $      -    11.5        -     11.5       1.4         -         -       -        1.4     23.0
                                       ========  ======     ====     ====      ====      ====       ===     ===    =======   ======

PROVISION FOR LOSSES ON PROPERTIES     $      -   (29.3)       -        -         -         -         -       -          -    (29.3)
                                       ========  ======     ====     ====      ====      ====       ===     ===    =======   ======
GAIN (LOSSES) ON INVESTMENTS           $   (0.2)  (12.5)       -        -         -         -         -       -       (0.2)   (12.5)
                                       ========  ======     ====     ====      ====      ====       ===     ===    =======   ======
RECOVERY ON INSURANCE CLAIM            $   (0.8)    0.3        -        -         -         -         -       -       (0.8)     0.3
                                       ========  ======     ====     ====      ====      ====       ===     ===    =======   ======
FOREIGN EXCHANGE GAINS (LOSSES)        $      -       -        -     (8.7)        -         -         -       -          -     (8.7)
                                       ========  ======     ====     ====      ====      ====       ===     ===    =======   ======
REORGANIZATION COSTS                   $      -     3.3        -        -         -         -         -       -          -      3.3
                                       ========  ======     ====     ====      ====      ====       ===     ===    =======   ======

                                     6 of 8
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                              [TRIZEC CANADA LOGO]

                         SEGMENTED INFORMATION (CONT'D)
                     (in millions of United States dollars)

The following presents information by reportable segment for the year ended December 31, 2003 and 2002.

                                         TRIZEC PROPERTIES                    TRIZEC CANADA
                                         -----------------  ----------------------------------------------------
                                           UNITED STATES         EUROPE       CANADA AND OTHER    GLOBAL SWITCH         TOTAL
            (US $ MILLIONS)              -----------------  ---------------  -----------------  ----------------  -----------------
      FOR THE YEARS ENDED DEC. 31           2003     2002     2003    2002      2003     2002     2003    2002      2003     2002
---------------------------------------- -------- --------  ------ --------  -------- --------  ------- --------  -------- --------
RENTAL OPERATIONS
   Revenue                               $  975.2  1,007.3     8.0   28.8      26.7     31.6       -       5.7     1,009.9  1,073.4
   Operating costs                         (468.3)  (461.6)   (3.7) (11.0)    (23.2)   (22.5)      -      (5.7)     (495.2)  (500.8)
                                         --------  -------    ----  -----     -----    -----     ---      ----    --------  -------
RENTAL INCOME                            $  506.9    545.7     4.3   17.8       3.5      9.1       -         -       514.7    572.6
                                         ========  =======    ====  =====     =====    =====     ===      ====    ========  =======
   General and administrative expense                                                                                (47.3)   (59.7)
   Interest expense, net                                                                                            (186.9)  (224.0)
                                                                                                                  --------  -------
      REAL ESTATE OPERATING INCOME                                                                                $  280.5    288.9
                                                                                                                  ========  =======
GAIN ON SALE OF PROPERTIES, NET          $   40.4     18.8    52.0   11.5       1.4        -       -      14.7        93.8     45.0
                                         ========  =======    ====  =====     =====    =====     ===      ====    ========  =======

PROVISION FOR LOSSES ON PROPERTIES       $  (13.9)  (210.7)      -      -         -        -       -         -       (13.9)  (210.7)
                                         ========  =======    ====  =====     =====    =====     ===      ====    ========  =======
GAINS (LOSSES) ON INVESTMENTS            $  (15.3)   (60.8)      -      -         -        -       -         -       (15.3)   (60.8)
                                         ========  =======    ====  =====     =====    =====     ===      ====    ========  =======
GAIN ON LAWSUIT SETTLEMENT               $   26.7        -       -      -         -        -       -         -        26.7        -
                                         ========  =======    ====  =====     =====    =====     ===      ====    ========  =======
RECOVERY ON INSURANCE CLAIM              $    6.7      3.5       -      -         -        -       -         -         6.7      3.5
                                         ========  =======    ====  =====     =====    =====     ===      ====    ========  =======
FOREIGN EXCHANGE GAINS (LOSSES)          $      -        -     4.9   (8.7)        -     (0.3)      -       0.8         4.9     (8.2)
                                         ========  =======    ====  =====     =====    =====     ===      ====    ========  =======
GAIN (LOSS) ON EARLY RETIREMENT OF DEBT,
   NET                                   $    5.0        -       -      -         -    (17.5)      -         -         5.0    (17.5)
                                         ========  =======    ====  =====     =====    =====     ===      ====    ========  =======
REORGANIZATION COSTS                     $      -      1.3       -      -         -    (51.4)      -         -           -    (50.1)
                                         ========  =======    ====  =====     =====    =====     ===      ====    ========  =======

                                     7 of 8

                              [TRIZEC CANADA LOGO]

The following presents information by reportable segment at December 31, 2003 and 2002.

                                       TRIZEC PROPERTIES              TRIZEC CANADA
                                      ------------------- -----------------------------------
                                         UNITED STATES          EUROPE       CANADA AND OTHER       TOTAL
                                      ------------------- ----------------- ----------------- -----------------
           (US $ MILLIONS)              2003      2002      2003     2002     2003     2002     2003     2002
------------------------------------  --------- --------- -------- -------- -------- -------- -------- --------
ASSETS
Properties
    -  Held for the long term         $ 4,746.6  5,209.0       -         -        -         -  4,746.6  5,209.0
    -  Held for disposition                33.0    187.5       -     250.8        -      19.9     33.0    458.2
                                      ---------  -------    ----     -----    -----   -------  -------  -------
                                        4,779.6  5,396.5       -     250.8        -      19.9  4,779.6  5,667.2

Cash and short-term investments           226.6    139.4     1.7      43.6    120.0      59.7    348.3    242.7
Receivable on lease termination of CN
   Tower (1)                                  -        -       -         -     38.7         -     38.7        -
Investments and other assets              360.1    350.1    43.4      37.6    303.8     324.8    707.3    712.5
Future income taxes                           -        -       -      (8.3)    94.9      61.8     94.9     53.5
                                      ---------  -------    ----     -----    -----   -------  -------  -------

TOTAL ASSETS                          $ 5,366.3  5,886.0    45.1     323.7    557.4     466.2  5,968.8  6,675.9
                                      =========  =======    ====     =====    =====   =======  =======  =======
LIABILITIES
Long-term debt                        $ 3,092.7  3,688.9       -     174.7        -      60.6  3,092.7  3,924.2
Exchangeable debentures                       -        -       -         -    890.9     890.9    890.9    890.9
Accounts payable and accrued
   liabilities                            317.2    363.3     4.2      26.8     63.8      78.4    385.2    468.5
                                      ---------  -------    ----     -----    -----   -------  -------  -------

TOTAL LIABILITIES                     $ 3,409.9  4,052.2     4.2     201.5    954.7   1,029.9  4,368.8  5,283.6
                                      =========  =======    ====     =====    =====   =======  =======  =======

Note:

(1) Effective December 31, 2003, Trizec Canada transferred its interest in the CN Tower back to its landlord, Canada Lands Company CLC Limited. On January 28, 2004, Trizec Canada received cash of approximately US $38.7 million in settlement of the amount receivable on the lease termination of CN Tower.

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